January 2, 2024

VIA EDGAR TRANSMISSION

Eric McPhee
Mark Rakip
Division of Corporation Finance
Office of Real Estate & Construction
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549-4628

Re:	KBR, Inc. Form 10-K for the Fiscal Year Ended December 31, 2022 Form 8-K filed November 2, 2023 File No. 001-33146

Dear Mr. McPhee and Mr. Rakip:

Set forth below are the responses of KBR, Inc. (“KBR” or the “Company”) to the comments of the staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”) in its letter dated December 22, 2023, with respect to KBR’s Form 8-K filed November 2, 2023 (the “Form 8-K”).

For your convenience, the text of the Staff’s comments is set forth in bold below, followed by KBR’s response.

Form 8-K filed November 2, 2023

Exhibit 99.1
EBITDA and Adjusted EBITDA, page 11

1.We note you have included an adjustment for charges associated with Convertible Notes in your calculation of EBITDA. To the extent you are making adjustments to Net income
(loss) for anything other than interest, taxes, depreciation or amortization, the Non-GAAP measure should not be characterized as EBITDA, and its title should be distinguished from EBITDA. Refer to Question 103.01 of the Non-GAAP Financial Measures C&DI.

In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

The Company respectfully acknowledges the Staff’s comment. Question 103.01 of the SEC’s Compliance and Disclosure Interpretations states that measures that are calculated differently should not be characterized as EBITDA and their titles should be distinguished from EBITDA by the use of titles such as “Adjusted EBITDA.” As demonstrated in the table below, for the nine months ended September 29, 2023, the $428 million reported as “charges associated with Convertible Notes” was attributable to $242 million of “Accretion of the Convertible Notes debt discount,” $104 million to “Loss on derivative bifurcation,” $70 million to “Loss on debt extinguishment,” and $12 million to “Loss on settlement of warrants.” Given that the “Accretion of the Convertible Notes debt discount” qualifies as Interest, and represents the majority of the charges associated with Convertible Notes, the Company disclosed the charges in the aggregate for purposes of the EBITDA presentation as we believed it would be helpful for investors to see all the charges associated with Convertible Notes categorized as a single line item in the 8-K for simplicity and transparency. That said, we acknowledge the SEC’s comment regarding the presentation of aggregate charges related to Convertible Notes.

In future filings, the Company will ensure non-interest charges associated with Convertible Notes are reported in accordance with Question 103.01 of the SEC’s Compliance and Disclosure Interpretations as an adjustment to “Adjusted EBITDA.”

For example, the disclosure on page 11 of Exhibit 99.1 in the Form 8-K would read as follows:

	Three Months Ended		Nine Months Ended
	September 29,	September 30,	September 29,	September 30,
Dollars in millions	2023	2022	2023	2022

Net income attributable to KBR	$ (21)	$ 74	$ (286)	$ 97
Adjustments
• Interest expense	30	23	85	64
• Accretion of Convertible Notes debt discount	114	—	242	—
• Other non-operating expense (income)	(2)	2	1	(3)
• Provision for income taxes	23	27	69	79
• Depreciation and amortization	34	33	104	99
Consolidated EBITDA	$ 178	$ 159	$ 215	$ 336
Adjustments
• Acquisition, integration and restructuring	3	2	6	5
• Ichthys commercial resolution	4	7	6	147
• Legacy legal fees and settlements	1	3	154	11
• Appreciation in fair value of investments	—	—	—	(16)
• (Benefits) provisions related to exit from Russian commercial projects	—	—	(8)	28
• Loss on derivative bifurcation	—	—	104	—
• Loss on debt extinguishment	—	—	70	—
• Loss on settlement of warrants	—	—	12	—
Adjusted EBITDA	$ 186	$ 171	$ 559	$ 511

We evaluate performance based on EBITDA and Adjusted EBITDA. EBITDA is defined as Net income (loss) attributable to KBR, plus interest expense; provision for income taxes; and depreciation and amortization. Adjusted EBITDA excludes certain amounts included in EBITDA. EBITDA and Adjusted EBITDA for each of the three- and nine-month periods ended September 29, 2023 and September 30, 2022 are considered non-GAAP financial measures under SEC rules because EBITDA and Adjusted EBITDA exclude certain amounts included in the calculation of net income (loss) attributable to KBR in accordance with GAAP for such periods. Management believes EBITDA and Adjusted EBITDA afford investors a view of what management considers KBR's core performance for each of the three- and nine-month periods ended September 29, 2023 and September 30, 2022 and also grants investors the ability to make a more informed assessment of such core performance for the comparable periods.

Thank you for consideration of our response. If you have questions or require additional information, please do not hesitate to contact me at (+1)713-753-3331.

Very truly yours,

/s/ Mark W. Sopp

Mark W. Sopp

Executive Vice President and Chief Financial Officer

cc:    Sonia Galindo, Executive Vice President, General Counsel, KBR, Inc.
Lillian Tsu, Partner, Cleary Gottlieb Steen & Hamilton LLP